SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 29, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes ___       No X

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes ___       No X

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                  Yes ___       No  X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

  Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated June 29, 2004 announcing the timing of their second quarter conference call webcast.

                                     [LOGO]
                   DASSAULT SYSTEMES SCHEDULES SECOND QUARTER
                            CONFERENCE CALL WEBCAST
                               FOR JULY 29, 2004

Paris, France - June 29, 2004 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY PA) a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday, July 29, 2004, to discuss its operating performance for the second quarter ended June 30, 2004.

The management of Dassault Systemes will host the conference call at 10:00 AM New York Time - 4:00 PM Paris Time to discuss the Company's operating performance.

The conference call will be available via the Internet by accessing Dassault Systemes' website at www.3ds.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.

About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Contact:
Dassault Systemes:                                    FD International:
Didier Gaillot - VP Corporate Business Development    Harriet Keen
Valerie Agathon - Investor Relations                  44.20.7831.3113
33.1.40.99.69.24                                      Jean-Benoit Roquette/Emma
                                                        Rutherford
                                                      Nelly Dimey/Lorie Lichtlen
                                                      33.1.47.03.68.10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     DASSAULT SYSTEMES S.A.


         Date: June 29, 2004         By:      /s/ Thibault de Tersant
                                     Name:    Thibault de Tersant
                                     Title:   Executive Vice President, Finance
                                              and Administration